UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 9, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Company

CNPJ No. 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code No. 12793

NOTICE TO THE MARKET

FIBRIA CELULOSE S.A. (“Fibria” or the “Company”) (B3: FIBR3 | NYSE: FBR) hereby informs its shareholders and the market in general that Fibria Overseas Finance Ltd., a company controlled by Fibria, priced on the date hereof, in the international market, notes (the “Notes”) with maturity in January 2025 (“Seven (7) year tenor”), in an aggregate principal amount of US$ 600,000,000.00 (six hundred million dollars), with a coupon of 4,00% p.a. The settlement of this transaction is expected to occur on November 14, 2017.

The offering of the Notes is being made under an effective shelf registration statement on file with the U.S. Securities and Exchange Commission (“SEC”). This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes to investors in Brazil or in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The preliminary prospectus in connection with the offering of the Notes, together with the pricing information, may be found on the SEC’s website.

The Notes are guaranteed by the Company and the issuance thereof is aligned with its liability management strategy, given favorable market conditions. The net proceeds from the sale of the Notes will be used to repay indebtedness of the Company. The Company aims, therefore, to improve the average maturity of its debt and distribute the repayment over the years.

Fibria hereby reiterates, though the release of the information contained in this Notice to the Market, its commitment to transparency towards its shareholders and investors.

São Paulo, November 9, 2017.

FIBRIA CELULOSE S.A.

Guilherme Perboyre Cavalcanti

Chief Financial Officer and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: CFO and IRO

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